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17018002

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/16 (MM/DD/YY) AND ENDING 3/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mesirow Financial Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: + 1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mesirow Financial, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Mesirow Financial, Inc. (the "Company") (a wholly owned subsidiary of Mesirow Financial Holdings, Inc.) as of March 31, 2017, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mesirow Financial, Inc. as of March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 25, 2017

MESIROW FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2017

Assets

Cash	$	1,419,000
Receivables from:		
Brokers, dealers and clearing organizations		391,000
Other		3,804,000
Deposits with clearing organizations		2,090,000
Securities owned, at fair value		555,269,000
Other assets		2,791,000
Total assets	$	565,764,000

Liabilities and Stockholders' Equity

Liabilities:		
Payables to:		
Brokers, dealers and clearing organizations	$	84,862,000
Other		299,000
Deferred Income		1,245,000
Securities sold, not yet purchased, at fair value		347,176,000
Accounts payable and accrued expenses		21,846,000
Total liabilities		455,428,000
Stockholders' equity:		
Common stock, 1,000 Class A voting common shares and 1,000 Class B non-voting common shares each $1.00 par value; 500 Class A voting shares issued and outstanding		500
Additional paid-in capital		32,426,500
Retained earnings		77,909,000
Total stockholders' equity		110,336,000
Total liabilities and stockholders' equity	$	565,764,000

The accompanying notes are an integral part of this Statement of Financial Condition

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies that have been followed in preparing the accompanying Statement of Financial Condition is set forth below.

Nature of Business

Mesirow Financial, Inc. (the "Company") is a registered securities broker-dealer principally engaged in securities sales and trading, investment banking, retail brokerage and other related financial services. The Company provides services to closely held and mid-sized public and private businesses, as well as select institutions and individuals. The Company clears its institutional sales and trading activity on a fully-disclosed basis with Pershing LLC ("Pershing"). The Company clears its retail brokerage business on a fully-disclosed basis through National Financial Services, LLC ("NFS").

The Company has an agreement with Pershing to carry the proprietary accounts of the Company's institutional sales and trading business, and the cash and margin accounts of certain of the Company's customers introduced by the Company to Pershing, and to clear certain transactions on a fully disclosed basis for such accounts. As part of this agreement, Pershing also provides the processing and servicing of certain of the Company's customer accounts opened on the Pershing platform, communication and content services, access to account and financial information, securities trading and other incidental or related technology services.

The Company is 80% owned by Mesirow Financial Holdings, Inc. ("MFH") and 20% owned by Mesirow Financial Services, Inc. ("MFS"), a wholly-owned subsidiary of MFH.

Management Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. The most significant estimates relate to the valuation of securities owned and securities sold, not yet purchased. Actual results could differ from those estimates.

Securities Transactions

Proprietary transactions are reflected in the Statement of Financial Condition on a trade date basis.

Securities owned and securities sold, not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations or prices for equivalent instruments.

Receivables from / Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations primarily include amounts due from NFS for commissions and fees. Payables to brokers, dealers, and clearing organizations primarily consist of the Company's payable to Pershing, which includes the Company's margin borrowings collateralized by securities owned. Due to their short term nature, the amounts recorded approximate fair value.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing arrangement between the Company and MFH provides for federal and state income taxes to be determined on a separate company basis. The Company's net deferred income tax asset, which relates primarily to deferred compensation, is settled with MFH concurrent with current tax receivables or liabilities and is recorded in other assets in the Statement of Financial Condition.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The following outlines the valuation methodologies for the Company's significant categories of assets and liabilities:

Equities Equity securities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, they are classified as Level 1 in the fair value hierarchy, otherwise they are classified as Level 2 or 3. In instances when quoted prices are not available, fair values are generally derived using bid/ask spreads and these securities are generally categorized as Level 2.

U.S. government and agency securities U.S. treasury securities are valued using market prices obtained from actual market makers and inter-dealer brokers and are generally classified as Level 1 in the fair value hierarchy. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. To Be Announced ("TBA") mortgage-backed securities are generally valued using market prices obtained from actual market makers and inter-dealer brokers. Agency issued debt securities and TBAs are generally classified as Level 2 in the fair value hierarchy.

Corporate bonds Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. Corporate bonds are generally classified as Level 2 or Level 3 in the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized as Level 3 in the fair value hierarchy.

Municipal bonds The fair value of municipal bonds is derived using recent trade activity, market price quotations and new issuance activity. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. These bonds are generally classified as Level 2 in the fair value hierarchy.

Mortgage and asset-backed securities Mortgage and asset-backed securities are valued based on observable price or credit spreads for the particular security, or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral. Mortgage and asset-backed securities are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs; otherwise, they are classified as Level 2 in the fair value hierarchy.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

At March 31, 2017, the Company's assets and liabilities measured at fair value consist of the following:

	Level 1	Level 2	Level 3	Total
Assets:				
Equities	$ 2,515,000	$ 8,000	$ -	$ 2,523,000
U.S. government and agency securities	13,181,000	117,164,000	-	130,345,000
Corporate bonds	-	85,477,000	2,000	85,479,000
Municipal bonds	-	308,742,000	-	308,742,000
Mortgage and asset-backed securities	-	21,950,000	6,229,000	28,179,000
Other	1,000	-	-	1,000
Securities owned	$ 15,697,000	$ 533,341,000	$ 6,231,000	$ 555,269,000
Liabilities:				
Equities	$ 2,362,000	$ -	$ -	$ 2,362,000
U.S. government and agency securities	279,310,000	38,817,000	-	318,127,000
Corporate bonds	-	12,166,000	-	12,166,000
Municipal bonds	-	14,521,000	-	14,521,000
Securities sold, not yet purchased	$ 281,672,000	$ 65,504,000	$ -	$ 347,176,000

Transfers between Level 1 and Level 2 assets and liabilities were not significant for the year ended March 31, 2017.

The table below presents quantitative information about the significant unobservable inputs utilized by the Company in the fair value measurements of Level 3 assets.

	Fair Value at March 31, 2017	Valuation Techinque	Unobservable Inputs	Range (Weighted Average)
Corporate Bonds	$ 2,000	Discounted cash flow	Final litigation settlement value	0% - 94% (92%)
Mortgage and asset-backed securities	$ 6,229,000	Discounted cash flow	Discount Rate; Execution Risk	12% - 22% (16%)

The fair value of all other financial instruments reflected in the Statement of Financial Condition (consisting primarily of receivables from and payables to brokers, dealers, clearing organizations and customers) approximates the carrying value due to the short-term nature of the financial instruments and repricing policies followed by the Company.

NOTE 3 - CLEARING AGREEMENTS

Outstanding margin as of March 31, 2017 is collateralized by securities owned of $555,269,000 and bears interest equal to the federal funds rate plus 75 basis points. As of March 31, 2017, the federal funds rate was 100 basis points.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At March 31, 2017 amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivable from clearing organizations for settled securities	$ 390,000
Other	1,000
Total Receivables	$ 391,000
Payable to Pershing	$ 84,861,000
Other	1,000
Total Payables	$ 84,862,000

NOTE 5 - CONTINGENCIES

In the normal course of business activities, the Company has been named as a defendant in various legal actions, including actions against underwriting groups of which the Company was a syndicate member. In view of the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty the outcome of pending litigation or other claims. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the Company's Statement of Financial Condition.

In the normal course of business activities, the Company is subject to regulatory examinations or other inquires. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

In accordance with the Company's fully disclosed clearing agreements with Pershing and NFS, the Company is required to guarantee the performance of its customers in meeting contracted obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has not recorded any contingent liability on the Statement of Financial Condition as any potential future obligations are not quantifiable.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) savings plan of an affiliate (the "Plan") which covers all eligible employees, as defined in the Plan. Contributions to the Plan by employees are voluntary and will be matched by the Company at a rate of fifty percent of the first six percent of compensation up to a maximum of $3,000.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company pays MFH for management services in accordance with formal agreements.

The Company uses office facilities that are leased by MFH and furniture, equipment (including computer and software related assets) and leasehold improvements owned by MFH.

As of March 31, 2017, other assets include a receivable from MFH of $1,901,000, primarily for income tax related balances. In addition, as of March 31, 2017, accounts payable and accrued expenses include a payable to MFH of $1,555,000, relating to the intercompany transactions described above.

From time to time, the Company pays dividends to its stockholders. Such dividends may require regulatory approval and may be limited by the Company's net capital at the time of the dividend. During the year ended March 31, 2017, the Company paid a dividend of $20,000,000 to its stockholders.

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include TBAs. The trading of these financial instruments is conducted with other registered broker-dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains/losses recorded in the Statement of Financial Condition.

The Company may hedge a portion of its fixed income trading inventories with options, exchange traded financial futures contracts, and TBAs. The contractual amount of these instruments reflects the extent of the Company's involvement in the related financial instrument and does not represent the risk of loss due to counterparty nonperformance. The extent of utilization of these financial instruments is insignificant to the Company's Statement of Financial Condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to purchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

To minimize the potential impact of counterparty nonperformance and market exposure in connection with its transactions in financial instruments, the Company monitors the credit standing of each counterparty with whom it does business. It also marks to fair value all customer and proprietary positions on a daily basis and monitors margin collateral levels for compliance with regulatory and internal guidelines, requesting and obtaining additional cash margin or other collateral when deemed appropriate.

Under the terms of the Company's agreements with its clearing agents, the Company has agreed to indemnify the independent licensed brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it receives from its clearing agents, and seeks to control the aforementioned risk by requiring representatives to compensate the Company for nonperformance by its customer.

NOTE 9 - REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule. Under this rule, the Company has elected to operate under the "alternative method", whereby the Company is required to maintain "net capital" of $250,000 or two percent of "aggregate debit items", whichever is greater, as these terms are defined. At March 31, 2017, the Company has net capital and a net capital requirement of approximately $46,988,000 and $250,000, respectively.

The Company claims an exemption from Rule 15c3-3 of the SEC related to customer reserve requirements under 15c3-3(k)(2)(ii) as all customer transactions are cleared through NFS or Pershing on a fully disclosed basis.

NOTE 10 – SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through May 25, 2017, the date the Statement of Financial Condition was issued, and has determined that there were no material events that would require adjustment to or disclosure herein.

***